UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

PLUG POWER INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

72919P103

(CUSIP Number)

Gregory J. Golden

Baker Botts L.L.P.

The Warner

1299 Pennsylvania Avenue, N.W.

Washington, D.C.  20004-2400

(202) 639-7700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 17, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72919P103

1.	Names of Reporting Persons SMART HYDROGEN INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 44,626,939

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 44,626,939

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,626,939

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 34.97%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 72919P103

1.	Names of Reporting Persons MMC NORILSK NICKEL

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 44,626,939

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 44,626,939

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,626,939

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 34.97%

14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 72919P103

1.	Names of Reporting Persons CLAYBURN DEVELOPMENT INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 44,626,939

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 44,626,939

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,626,939

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 34.97%

14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 72919P103

1.	Names of Reporting Persons BRANTON LIMITED

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bahamas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 44,626,939

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 44,626,939

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,626,939

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 34.97%

14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 72919P103

1.	Names of Reporting Persons VLADIMIR O. POTANIN

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 44,626,939

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 44,626,939

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,626,939

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 34.97%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 72919P103

1.	Names of Reporting Persons MIKHAIL D. PROKHOROV

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 44,626,939

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 44,626,939

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,626,939

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 34.97%

14.	Type of Reporting Person (See Instructions) IN

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Statement of

Smart Hydrogen Inc.

Pursuant to Section 13(d) of the Securities Exchange Act of 1934
in respect of

Plug Power Inc.

This Amendment No. 2 (this “Amendment No. 2”) hereby amends and supplements the statement of beneficial ownership on Schedule 13D of Smart Hydrogen Inc. (“Smart Hydrogen”), MMC Norilsk Nickel (“Norilsk Nickel”), Clayburn Development Inc. (“Clayburn”), Branton Limited (“Branton”), Mikhail D. Prokhorov, and Vladimir O. Potanin, originally filed on April 20, 2006, as amended by Amendment No. 1 filed on June 29, 2006 (as amended, the “Original Statement”).  Unless otherwise indicated herein, terms used but not defined in this Amendment No. 2 have the same meaning given to them in the Original Statement. The Original Statement, as amended by this Amendment No. 2, is sometimes referred to herein as the “Statement.”

Item 4.	Purpose of Transaction

The information set forth in Item 4 is hereby amended and supplemented with the following:

The information contained in Items 3, 5, and 6 of the Statement is hereby incorporated by reference into this Item 4.

This Statement relates to Smart Hydrogen’s beneficial ownership of 44,626,939 shares of Common Stock, representing approximately 34.97% of the Issuer’s outstanding Common Stock.  These shares consist of 5,126,939 shares of Common Stock and 395,000 shares of Class B Capital Stock which are presently convertible into 39,500,000 shares of Common Stock.  The ownership percentages contained in this Amendment No. 2 and in the cover pages hereto are based upon information contained in the Issuer’s most recently available filings with the Securities and Exchange Commission that, as of March 31, 2008, 88,124,168 shares of Common Stock and 395,000 shares of Class B Capital Stock were outstanding.

The shares of Common Stock and Class B Capital Stock held by Smart Hydrogen were acquired pursuant to the transactions described in the Original Statement and pursuant to the exercise of Smart Hydrogen’s top up rights under the Investor Rights Agreement described in the Original Statement.  Beneficial ownership of these shares is a component of the Reporting Persons’ broader strategy to invest in the hydrogen fuel cell industry in the United States and elsewhere.

Announcement of Restructuring Transaction

On April 17, 2008, Mr. Prokhorov and Mr. Potanin agreed to restructure certain of their joint business holdings, which holdings include, among other things, the beneficial ownership of Common Stock by the Reporting Persons.  Specifically, Messrs. Potanin and Prokhorov have agreed that Mr. Prokhorov will relinquish his entire beneficial ownership of the Common Stock by conveying his entire interest in Branton to Mr. Potanin.  Following this restructuring, Mr. Potanin, Smart Hydrogen, Norilsk Nickel, Branton, and Clayburn will retain their entire beneficial ownership in the Common Stock.  Following this restructuring, Mr. Prokhorov will not have any beneficial ownership in the Common Stock, but he will retain an indirect, minority ownership stake in Norilsk Nickel, the indirect parent company of Clayburn.  The restructuring transaction is currently expected to close in May 2008.  Mr. Prokhorov and Mr. Potanin contemplate that following the restructuring, Mr. Sergey Polikarpov, who was appointed by Smart Hydrogen as a director of the Issuer, may resign as a director of the Issuer, in which case Smart Hydrogen would appoint a new director.

No Other Plans or Proposals

Except as set forth in this Item 4 and Items 3, 5, and 6 of the Statement, none of the persons listed in Item 2 has any present plans or proposals that relate to or would result in the occurrence of any of the events specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.  The Reporting Persons reserve the right to formulate plans or make proposals, and take such actions with respect to their investment in the Issuer, including any action that relates to or would result in the occurrence of any or all of the events specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D, and any other actions, as they may determine.  The Reporting Persons intend to review continually their investment in the Issuer, depending upon future evaluations of the business prospects of the Issuer and upon other developments, including but not limited to, general economic and business conditions and stock market conditions.  The Reporting Persons may determine to increase or decrease their equity position in the Issuer by acquiring additional shares of disposing of some of the shares they may hold, in each case in accordance with the terms and conditions contained in the Certificate of Designations and the agreements executed at Closing.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a) - (b)       As of the date hereof, Smart Hydrogen is the beneficial owner of 44,626,939 shares of Common Stock, or approximately 34.97% of the Issuer’s outstanding Common Stock.  This amount is the sum of (i) 5,126,939 shares of Common Stock; and (ii) 395,000 shares of Class B Capital Stock which are presently convertible into 39,500,000 shares of Common Stock.  By virtue of the direct and indirect ownership of Smart Hydrogen, each of Clayburn, Branton, Norilsk Nickel, Mr. Potanin, and Mr. Prokhorov may be deemed to be a beneficial owner of 44,626,939 shares of Common Stock or approximately 34.97% of the outstanding shares of Common Stock.

(c)               No transactions in the Common Stock were effected in the past 60 days, by the persons named in response to Item 5(a).

(d)               All persons known to have the right to receive or the power to direct the dividends from, or the proceeds from the sale of, the securities described in this Item 5 are described in this Statement.

(e)               Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 6 is hereby amended and supplemented with the following:

As described in Items 4 through 5 of this Statement, which are hereby incorporated by reference in this Item 6, Mr. Prokhorov and Mr. Potanin have agreed to restructure certain of their joint business holdings, which holdings include, among other things, the beneficial ownership of the Common Stock by the Reporting Persons.  Specifically, Messrs. Potanin and Prokhorov have agreed that Mr. Prokhorov will relinquish his entire beneficial ownership of the Common Stock by conveying his entire interest in Branton to Mr. Potanin.  Following this restructuring, Mr. Potanin, Smart Hydrogen, Norilsk Nickel, Branton, and Clayburn will retain their entire beneficial ownership in the Common Stock.  Following this restructuring, Mr. Prokhorov will not have any beneficial ownership in the Common Stock, but he will retain an indirect, minority ownership stake in Norilsk Nickel, the indirect parent company of Clayburn. Mr. Prokhorov and Mr. Potanin contemplate that following the restructuring, Mr. Sergey Polikarpov, who was appointed by Smart Hydrogen as a director of the Issuer, may resign as a director of the Issuer, in which case Smart Hydrogen would appoint a new director.

Except as described in this Statement, none of the Reporting Persons, nor to the knowledge of the Reporting Persons, any of the persons listed in Exhibit A of the Original Statement, has any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding or proxies.

Item 7.	Material to be Filed as Exhibits
The following documents are filed as exhibits to this Amendment:
Exhibit A Agreement Relating to the Joint Filing of Schedule 13D/A dated April 24, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.

Dated:  April 24, 2008

SMART HYDROGEN INC.

By:	/s/ Athina Karelidou
Name:	Athina Karelidou
Title:	Director

MMC NORILSK NICKEL

By:	/s/ Denis Morozov
Name:	Denis Morozov
Title:	CEO

CLAYBURN DEVELOPMENT INC.

By:	/s/ Andrey Smirnov
Name:	Andrey Smirnov
Title:	Attorney-in-fact

BRANTON LIMITED

By:	/s/ Maria Lambrianidou
Name:	Maria Lambrianidou
Title:	Director

VLADIMIR O. POTANIN

By:	/s/ Vladimir O. Potanin
Name:	Vladimir O. Potanin

MIKHAIL D. PROKHOROV

By:	/s/ Mikhail D. Prokhorov
Name:	Mikhail D. Prokhorov

EXHIBIT A

AGREEMENT RELATING TO JOINT FILING OF SCHEDULE 13D/A

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of an Amendment No. 2 to the Statement on Schedule 13D filed on April 24, 2008 (including additional amendments thereto) with respect to the securities of Plug Power Inc.  This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Date:       April 24, 2008

SMART HYDROGEN INC.

By:	/s/ Athina Karelidou
Name:	Athina Karelidou
Title:	Director

MMC NORILSK NICKEL

By:	/s/ Denis Morozov
Name:	Denis Morozov
Title:	CEO

CLAYBURN DEVELOPMENT INC.

By:	/s/ Andrey Smirnov
Name:	Andrey Smirnov
Title:	Attorney-in-fact

BRANTON LIMITED

By:	/s/ Maria Lambrianidou
Name:	Maria Lambrianidou
Title:	Director

VLADIMIR O. POTANIN

By:	/s/ Vladimir O. Potanin
Name:	Vladimir O. Potanin

MIKHAIL D. PROKHOROV

By:	/s/ Mikhail D. Prokhorov
Name:	Mikhail D. Prokhorov